Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com
Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

December 7, 2015
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director
Re:    NephroGenex, Inc.
Post-Effective Amendment No. 6 on Form S-3 to
Registration Statement on Form S-1
Filed November 19, 2015
File No.: 333-203530
Ladies and Gentlemen:
    We are submitting this letter on behalf of NephroGenex, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 3, 2015 (the “Comment Letter”) from Suzanne Hayes, Assistant Director, to Pierre Legault, the Company’s Chief Executive Officer, relating to the above-referenced Post-Effective Amendment No. 6 on Form S-3 to the registration statement on Form S-1 of the Company filed with the Commission on November 19, 2015 (the “Registration Statement”).
For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.
Incorporation of Information by Reference, page 45
1. Please amend your disclosure to include the current report on Form 8-K filed on November 9, 2015 among the documents you are incorporating by reference.
Response: In response to the Staff’s comment the disclosure on page 46 has been modified to remove the erroneous incorporation by reference of the Company’s Current Report on Form 8-K filed on November 12, 2015 and to include the Company’s Current Report on Form 8-K filed on November 9, 2015.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
United States Securities and Exchange Commission
December 7, 2015

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Joel I. Papernik
Joel I. Papernik

cc: Securities and Exchange Commission
Suzanne Hayes, Assistant Director
Scott Foley

NephroGenex, Inc.
Pierre Legault, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.
Daniel Bagliebter, Esq.

Reed Smith LLP
Ron L. Francis, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington